UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 28, 2011

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Investments at fair value:
Interest in registered investment companies	$5,143,298	$1,708,720
Interest in synthetic investment contracts	3,276,122	3,265,034
Corporate common stock	753,893	653,018
Interest-bearing cash and cash equivalents	612,962	352,645
Interest in common collective trusts	87,945	2,672,763

Total investments at fair value	9,874,220	8,652,180

Notes receivable from participants	269,010	229,382

Net assets available reflecting investments at fair value	10,143,230	8,881,562
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(99,614)	(34,067)

Net assets available for benefits	$10,043,616	$8,847,495

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009

Contributions:
Employer	$210,257	$171,339
Employee	573,136	459,967

Total contributions	783,393	631,306

Interest income on notes receivable from participants	12,902	11,602

Investment income:
Net gain from interest in registered investment companies	604,028	409,368
Net gain on corporate common stock	166,727	368,603
Net gain from interest in common collective trusts	67,412	441,584
Interest income	35,005	44,753
Other income	87,983	105,548

Total investment income	961,155	1,369,856

	1,757,450	2,012,764

Distributions to participants	(545,604)	(387,667)
Administrative expenses and other, net	(15,725)	(22,387)

	(561,329)	(410,054)

Net increase in net assets available for benefits	1,196,121	1,602,710
Net assets available for benefits at beginning of year	8,847,495	7,244,785

Net assets available for benefits at end of year	$10,043,616	$8,847,495

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements
December 31, 2010
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued changes to reporting and disclosure requirements for loans to participants. Participant loans are required to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The changes are effective for the fiscal year ended December 31, 2010, and are required to be applied retrospectively. There were no changes to the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Plan adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor).
The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), a common collective trust (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 were as follows:

	Years Ended December 31
	2010	2009

Based on actual earnings	3.01%	3.67%
Based on interest rate credited to participants	2.90%	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the investment may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009

Prudential Core Conservative Intermediate Bond Index Fund*, ***	$1,067,238	$—
Vanguard Target Retirement 2025 Fund*	760,496	—
Allegheny Technologies Incorporated Common Stock	753,893	653,018
Vanguard Target Retirement 2020 Fund*	720,193	—
Vanguard Institutional Index Fund*	630,240	—
EB Temporary Investment Fund of Bank of New York Mellon *	612,962	352,710
BlackRock Asset-Backed Securities Index Fund **,***	368,513	719,469
BlackRock Mortgage-Backed Securities Index Fund **, ***	340,377	474,494
State Street Global Advisors S&P 500 Flagship SL Fund**	—	540,057
State Street Global Advisors Target Retirement Income 2015 SL Series Fund**	—	464,111
State Street Global Advisors Target Retirement Income 2020 SL Series Fund**	—	548,231
State Street Global Advisors Target Retirement Income 2025 SL Series Fund**	—	552,689

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

***	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2010	2009

Monumental Life Ins. Co. Constant Duration SIC	$1,061,471	$946,612
Prudential Constant Maturity SIC*	1,035,090	—
State Street Bank Constant Duration SIC	571,575	509,732
Rabobank Constant Duration SIC**	—	924,077
Bank of America Fixed Maturity SIC**	—	340,949
State Street Fixed Maturity SIC**	—	301,646

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2010	Level 1	Level 2	Total

Interest in registered investment companies (a)	$5,143,298	$—	$5,143,298
Interest in synthetic investment contracts (b)	—	3,276,122	3,276,122
Corporate common stock (c)	753,893	—	753,893
Interest-bearing cash and cash equivalents	612,962	—	612,962
Interest in common collective trusts (d)	—	87,945	87,945

	$6,510,153	$3,364,067	$9,874,220

a)	This class includes approximately 32% U.S. equity funds, 4% non-U.S. equity funds, 8% balanced funds, 50% target date funds, and 6% fixed income funds.

b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 100% fixed income funds.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (a)	$1,708,720	$—	$1,708,720
Interest in synthetic investment contracts (b)	—	3,265,034	3,265,034
Corporate common stock (c)	653,018	—	653,018
Interest-bearing cash and cash equivalents	352,645	—	352,645
Interest in common collective trusts (d)	—	2,672,763	2,672,763

	$2,714,383	$5,937,797	$8,652,180

a)	This class includes approximately 51% U.S. equity funds, 16% non-U.S. equity funds, 22% balanced funds, and 11% fixed income funds.

b)	This class includes approximately 13% government and government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 77% target date funds, 20% U.S. equity funds, and 3% fixed income funds.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 26, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2007.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2010

Description	Current Value

Interest-bearing cash and cash equivalents
EB Temporary Investment Fund of Bank of New York Mellon	$612,962
Adjustment from fair value to book value	(1,770)

$611,192

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$466,588
American Funds Europacific Growth Fund	238,445
American Funds Growth Fund of America	389,941
MFS Value Fund	163,391
MSIF Small Company Growth Fund	410,715
Vanguard Inflation Protected Securities Fund	51,173
Vanguard Target Retirement Income Fund	12,666
Vanguard Target Retirement 2010 Fund	76,708
Vanguard Target Retirement 2015 Fund	466,710
Vanguard Target Retirement 2020 Fund	720,193
Vanguard Target Retirement 2025 Fund	760,496
Vanguard Target Retirement 2030 Fund	260,710
Vanguard Target Retirement 2035 Fund	184,515
Vanguard Target Retirement 2040 Fund	39,663
Vanguard Target Retirement 2045 Fund	22,674
Vanguard FTSE All-World ex-US Index Fund	4,779
Vanguard Institutional Index Fund	630,240
Vanguard Total Bond Market Index Fund	243,691

Total registered investment companies	$5,143,298

Corporate Common Stock
Allegheny Technologies Incorporated*	$753,893

Common Collective Trusts
BNY Mellon Stable Value Fund	$87,945
Adjustment from fair value to book value	(1,563)

$86,382

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$34,445
CMBS, BACM 2005-3 A3A	43,228

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2010

Description	Current Value

Freddie Mac, FHR 2760 EB	7,829
Freddie Mac, FHR 2786 PC	2,744
Freddie Mac, FHR 2865 PQ	18,811
Freddie Mac, FHR 2866 XD	16,432
Freddie Mac, FHR 2870 BD	13,205
Freddie Mac, FHR 2888 OW	10,439
GNMA Project Loans, GNR 06-51 A	32,824
Auto Valet 2008-2 A3A	31,663
Bank of America, N.A. Wrap contract	(7,190)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	204,430

CMBS, CDCMT 2002-FX1D1	34,755
Rate Redu Bonds, CNP 05-A A2	29,471
Freddie Mac, FHR 2631 LB	3,879
Freddie Mac, FHR 2778 KR	4,215
Freddie Mac, FHR 2981 NB	998
Freddie Mac, FHR 2891 NB	34,522
CMBS, MLMT 05-CIP1 A2	50,041
CMBS, MLMT 05-CKI1 A2	15,754
CMBS, CD05-CD1 A2 FX	16,028
State Street Bank Wrap contract	(4,848)

State Street Bank Fixed Maturity Synthetic Contract 105028	184,815

CMBS, BSCMS 05-T18 A2	15,579
Freddie Mac, FHR 2763 PC	5,135
Freddie Mac, FHR 2921 NV	13,254
Freddie Mac, FHR 2934 OC	19,248
CMBS, JPMCC 05-LDP2 A2	3,722
Natixis Financial Products Wrap contract	(1,029)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	55,909

Total Fixed Maturity Synthetic Contracts	$445,154

Variable Rate Synthetic Contracts
Natixis Financial Products	$67,358
Natixis Wrap contract	(807)

Total Variable Rate Synthetic Contracts	$66,551

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394     Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2010

Description	Current Value

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$93,793
BlackRock, 1-3 Year Credit Bond Index Fund	165,924
BlackRock, Asset-Backed Sec Index Fund	239,534
BlackRock, Comm Mortgage-Backed Sec Fund	44,684
BlackRock, Int Term Credit Bond Index Fund	196,013
BlackRock, Int Term Government Bond Index Fund	87,074
BlackRock Global Investors, Long Term Government Bond Index Fund	45,882
BlackRock, Mortgage-Backed Sec Index Fund	221,245
Monumental Life Ins. Co. Wrap contract	(32,678)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	1,061,471

Prudential Core Conservative Intermediate Bond Fund	1,067,238
Prudential Wrap Contract	(32,148)

Prudential Constant Duration Synthetic Contract GA 62215	1,035,090

BlackRock, 1-3 Year Government Bond Index Fund	50,504
BlackRock, 1-3 Year Credit Bond Index Fund	89,344
BlackRock, Asset-Backed Sec Index Fund	128,979
BlackRock, Comm Mortgage-Backed Sec Fund	24,060
BlackRock, Int Term Credit Bond Index Fund	105,545
BlackRock, Int Term Government Bond Index Fund	46,886
BlackRock, Long Term Government Bond Index Fund	24,706
BlackRock, Mortgage-Backed Sec Index Fund	119,132
State Street Bank Wrap contract	(17,581)

State Street Bank Constant Duration Synthetic Contract 107073	571,575

Total Constant Duration Synthetic Contracts	$2,668,136

Participant loans* (4.25% to 9.25%, with maturities through 2015)	$269,010

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT

Date: June 28, 2011	By:	/s/ Karl D. Schwartz

Karl D. Schwartz
Controller and Principal Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)